Exhibit 99.1

Vermilion Energy Inc. Announces Closing of the Saskatchewan Asset Sale

CALGARY, AB, July 10, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX: VET) (NYSE: VET) is pleased to confirm the closing of the previously announced sale of Saskatchewan assets for gross proceeds of $415 million.

The assets are comprised of approximately 10,500 boe/d (86% oil and liquids) of non-core light oil production in Saskatchewan and Manitoba. This transaction marks another significant step in Vermilion's strategic plan to high-grade the asset portfolio that began three years ago, shifting our focus toward long-duration, scalable assets with deep inventory of high return on capital opportunities. Net cash proceeds from the sale will strengthen Vermilion's balance sheet and provide further capital allocation flexibility for core Canadian and European assets.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. This diversified portfolio delivers outsized free cash flow through direct exposure to global commodity prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

For further information please contact:
Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations
TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2025/10/c5101.html

%CIK: 0001293135

CO: Vermilion Energy Inc.

CNW 17:00e 10-JUL-25